UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Growgenics LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Rhode Island

    Date of organization
    May 16, 2014

Physical address of issuer
5600 Post Road, Ste 114-191, East Greenwich, RI 02818

Website of issuer
https://growgenics.com/

Current number of employees
8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$53,838	$94,767
Cash & Cash Equivalents	$6,770	$82,699
Accounts Receivable	$0	$0
Short-term Debt	$94,095	$127,278
Long-term Debt	$811,273	$661,036
Revenues/Sales	$347,134	$70,049
Cost of Goods Sold	$173,144	$101,485
Taxes Paid	$514	$6,659
Net Income	-$345,738	-$752,756

EXHIBITS
EXHIBIT A: Annual Report Details
EXHIBIT B: Financials

Growgenics LLC
Annual Report
(Exhibit A to Form C-AR)
April 29, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Growgenics LLC is a Rhode Island Limited Liability Company, formed on May 16, 2014.

The Company is located at 5600 Post Road, Ste 114-191, East Greenwich, RI 02818.

The Company's website is https://growgenics.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2019, 2018, and 2017. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is concerning. As of December 31, 2020, the Company had $82,699 in cash balances. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Cannabis market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended products evaluations and configuring the products to customer-specific needs. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Its ability to grow its business depends on state laws pertaining to the cannabis industry. Continued expansions in the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Richard Genga and Joseph Anter, who have not yet signed employment agreements with the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

BUSINESS

Description of the Business
Growgenics aims to re-shape the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.

Business Plan
Growgenics aims to re-shape the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.

The agricultural market is changing. Indoor grow lighting is poised to re-define how we grow food. This new market is about growing plants indoors in a controlled environment without pesticides, and lighting is a critical and vital component.

There are two rapidly growing markets in this sector; indoor growing of cannabis, and indoor vertical farming for growing food. By 2024 cannabis is expected to be a $30 billion market in the U.S. alone while Indoor vertical food farming is expected to grow to a $12.8 billion market by 2026.

We believe there are three major problems with most current grow lights - they're not designed for plants, they generate excessive heat, and they waste a tremendous amount of energy.

Growgenics has created an innovative solution that aims to address and solve these problems via our advanced high-efficiency variable color spectrum LED shape lighting technology. Our laboratory testing has revealed enhanced plant growth with greatly reduced energy.

In 2020, Growgenics introduced a new line of budget friendly lighting solutions. This new Full Spectrum (FS) Pro Series generated significant interest with potential customers. This new line of FS lighting products is also Design Light Consortium (DLC) listed, which allows customers to receive maximum energy rebates in their states of operation. The Company was also awarded its first major utility patent from the US Patent and Trademark Office and filed an additional patent in late October for their innovative technologies. Additionally, Growgenics experienced 266% increase in sales between 2019 and 2020 and expects to continue this significant growth increase in 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Tunable Variable Spectrum Lights - Direct to Commercial Growers	Advanced LED Grow Light Multi-Spectrum for high volume commercial applications	Cannabis Indoor Grow Vertical Food Farming Commercial Greenhouses University Research
Dimmable Full Spectrum Lights - Direct to Commercial Grower	Advanced LED Grow Light Full spectrum white with supplemental red frequencies for commercial applications	Cannabis Indoor Grow Vertical Food Farming Commercial Greenhouses
Variable Spectrum Clone Lighting	Advanced variable spectrum grow lighting systems for plant cloning	Cannabis Indoor Grow Vertical Food Farming Commercial Greenhouses

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Indoor commercial cannabis cultivators and growers
Indoor vertical food farmers
Indoor vertical hemp farmers

Commercial greenhouses
Small indoor medical cannabis home growers

Intellectual Property
The Company has filed the is following intellectual property:

Application or Patent #	Patent Type	Title	File Date	Country/ Organization	Status
US 10,842,082	Utility	Grow Light Assembly	03/24/2018	U.S.	Awarded November 24, 2020
US 17/062,650	Utility	Grow Light Assembly with Inspect Modes	10/05/20	U.S.	Pending

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Richard A. Genga Jr.	President / CEO	3 yrs: Growgenics

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees and business consultants in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	837,519 Units	Each Common Share provides the holder with one vote in all matters before the shareholders of the company.	Common shareholders will vote on matters related to the conversion of the Crowd Note.	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of Creditor	Amount Outstanding	Interest Rate and Payment Schedule	Amortiz-ation Schedule	Describe any Collateral or Security	Maturity Date	Other Material Terms
Unsecured	R. Genga	$44,288	0%	N/A	N/A	*see note	N/A
Credit Card	B.O.A.	$52,248	12.74%	N/A	N/A	N/A	N/A
Convertible Note	SeedInvest	$596,435	5.0%	N/A	N/A	**see note	N/A
Convertible Notes	Various (5)	$77,563	5.0%	N/A	N/A	N/A	N/A
Guaranteed Payments	Various	$87,389	0%	N/A	N/A	N/A	N/A

*Payable at a future date to be determined by management.
** January 2021, or may continue to accrue interest as a bridge note until such time SeedInvest wishes to convert to equity.

Ownership
A majority of the Company is owned by one individual. This individual is Richard A. Genga, Jr.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Richard A. Genga, Jr.	472,134	56.373%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Growgenics, LLC ("the Company") is a limited liability company organized under the laws of Rhode Island. The Company manufactures and sells LED grow lights for indoor growing of plants.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2019, 2018, and 2017.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through December 31, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Additionally, due to the COVID-19 pandemic, in the fiscal year 2020, the Company received $83,707 in PPP Loan funds for payroll support. The Company plans on submitting all required documentation for these funds to be converted to a grant funding, as per SBA regulations.

Regulation-D 506(c) Offering
During 4th quarter 2019, the company initiated an accredited investor SEC Regulation-D 506(c) offering. The total offering amount was $3 million at a pre-money valuation of $18 million. The offering closed after one year in 4th quarter 2020, with $250,008 raised.

The Company plans to initiate a new Regulation-D 506(c) offering to begin during second quarter 2021. Planned use of proceeds will include inventory, sales and marketing initiatives, additional intellectual property filings, research and development, and operations.

Liquidity and Capital Resources

The proceeds from the previous Offerings were essential to our operations. Proceeds were used to fuel operations, sales/marketing initiatives, additional patent filings, rent/utilities, and inventory.

Capital Expenditures and Other Obligations
During calendar year 2021, the Company plans to invest additional monies in capital tooling for new and improved product lines, inventory, intellectual property, and research and development.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-seed.1	2015	Section 4(a)(2)	Common	$335,000	Product Development
Pre-seed.2	Oct, 2018	Section 4(a)(2)	Common	$65,100	Product Development
Side-by-Side Reg-CF & Reg-D	Nov, 2018	Section 4(a)(2)	Convertible Note	$703,766	Product Launch & Operations
Series A (Reg-D)	Nov, 2019	Section 4(a)(2)	Common	$250,008	Fuel Growth & Operations

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Units
None

Dilution
Even once the Crowd Note and/or Bridge Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2020, the Company borrowed an additional $11,460 from Richard Genga, the Company's majority owner and managing member ("the Related Party Loan"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management. In addition, the Company has non-interest-bearing guaranteed payments to members totaling &87,389 and are payable at a future date to be determined by management.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard A. Genga Jr.
(Signature)

Richard A. Genga Jr.
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard A. Genga Jr.
(Signature)

Richard A. Genga Jr.
(Name)

President/CEO
(Title)

April 29, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Growgenics LLC

Profit and Loss

January - December 2020

	TOTAL
Income	**$347,134.32**
Cost of Goods Sold	**$173,143.78**
GROSS PROFIT	**$173,990.54**
Expenses	
Automobile Expense	754.29
Bank Service Charges	478.82
Commisions	11,094.00
Computer Expenses	112.34
Consulting	20,780.00
Design Services	
Insurance Expense	16,208.94
Business liability	1,082.30
Total Insurance Expense	**17,291.24**
Interest Expense	35,712.55
Internet Expense	2,531.25
Legal	38,281.98
Management & Operations Fees	298,541.25
Manufacturing (Outside)	1,376.10
Marketing Expense	20,823.28
Website	796.07
Total Marketing Expense	**21,619.35**
Meals and Entertainment	1,474.08
Merchant Account Fees	3,353.94
Miscellaneous Expense	160.00
Office Expense	3,551.56
Office Supplies	1,446.81
Postage and Delivery	130.33
R&D Equipment	629.90
R&D Expense	25,233.40
R&D Prototype Expense	4,296.17
R&D Tools	38.51
Rent Expense	19,057.50
Software	557.49
Taxes	513.97
Travel Expense	2,305.44
Utilities	7,867.88
Total Expenses	**$519,190.15**
NET OPERATING INCOME	**$ -345,199.61**
Other Income	
Refund	0.80
Total Other Income	**$0.80**
Other Expenses	
Accounting Expense	288.75

Growgenics LLC

Profit and Loss

January - December 2020

	TOTAL
Donation	250.00
Total Other Expenses	**$538.75**
NET OTHER INCOME	**$ -537.95**
NET INCOME	**$ -345,737.56**

Growgenics LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Savings Account	112.23
IGS Checking	6,657.97
Money Market Account	0.00
Total Bank Accounts	**$6,770.20**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	9,047.75
Investor Receivables	35,000.00
Undeposited Funds	0.00
Total Other Current Assets	**$44,047.75**
Total Current Assets	**$50,817.95**
Fixed Assets	
Computer	5,510.45
Computer AccumulateDepreciation	-5,510.45
Total Computer	**0.00**
Tooling	3,020.00
Total Fixed Assets	**$3,020.00**
TOTAL ASSETS	**$53,837.95**

Growgenics LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	41,850.50
Total Accounts Payable	**$41,850.50**
Credit Cards	
BOA Credit Cards - Parent Account	52,244.72
Total Credit Cards	**$52,244.72**
Other Current Liabilities	
Accrued Interest Donovan	3,156.25
Accrued Interest JMorrison	2,562.50
Accrued Interest SI Round-1	55,450.88
Guaranteed Payments	87,389.06
HPishdadian Cash Loan	0.00
JD Convertible Bridge Note	10,000.00
JMorrison Convertable Note	25,000.00
KD Convertible Bridge Note	10,000.00
RGenga Cash Loan	44,287.51
Sales Tax Payable	2,442.85
SD Convertible Bridge Note	15,000.00
SeedInvest Converible Note	540,984.18
WD Convertible Bridge Note	15,000.00
Total Other Current Liabilities	**$811,273.23**
Total Current Liabilities	**$905,368.45**
Total Liabilities	**$905,368.45**
Equity	
Member 1 Equity	262,226.00
Member 2 Equity	213,100.00
Member 4 Equity	270,008.00
Opening Balance Equity	100.00
Retained Earnings	-1,251,226.94
Net Income	-345,737.56
Total Equity	**$ -851,530.50**
TOTAL LIABILITIES AND EQUITY	**$53,837.95**